Exhibit 23-b

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 dated December 16, 2019) pertaining to the AT&T Savings and Security Plan, the AT&T Retirement Savings Plan, the AT&T Puerto Rico Retirement Savings Plan, and the BellSouth Savings and Security Plan, each of which is a Plan sponsored by AT&T Inc. (AT&T), for the registration of 200,000,000 shares of its common stock, of our reports dated June 28, 2019, with respect to the financial statements and schedules of the AT&T Savings and Security Plan, the AT&T Retirement Savings Plan, the AT&T Puerto Rico Retirement Savings Plan, and the BellSouth Savings and Security Plan included in each respective Plan’s Annual Report (Forms 11-K) for the year ended December 31, 2018, filed with the Securities and Exchange Commission.

By: /s/ BKD, LLP

San Antonio, Texas

December 16, 2019